Goodwin Procter LLP Three Embarcadero Center San Francisco, CA 94111	T: 415.733.6000 F: 415.677.9041 goodwinprocter.com

May 4, 2020

VIA EDGAR AND FEDERAL EXPRESS

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PTK Acquisition Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1
Filed April 24, 2020
CIK 0001797099

Ladies and Gentlemen:

This letter is being submitted on behalf of PTK Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 filed on April 24, 2020, as set forth in your letter dated April 27, 2020 (the “Comment Letter”). The Company is concurrently submitting via EDGAR an Amendment No. 3 to Draft Registration Statement (“Amendment No. 3”) which includes changes that reflect responses to the Staff’s comments.

The text of the Comment Letter has been reproduced herein with responses below each numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in Amendment No. 3, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amendment No. 3.

Amendment No. 2 to Draft Registration Statement

Exhibits

1.	Please file the Purchase Agreement with Primrose Development as an exhibit. We may have further comment upon our review.

RESPONSE: We respectfully advise the Staff that we have filed the Purchase Agreement with Primrose Development Group Ltd. as Exhibit 10.7 to the Draft Registration Statement.

* * *

Division of Corporation Finance

May 4, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Babette Cooper

Wilson Lee

Ronald (Ron) Alper

Pam Howell

Securities and Exchange Commission

Peter Kuo

PTK Acquisition Corp.